July 21, 2008

Mail Stop 4561

Mr. Neal Ludeke
Chief Financial Officer
Wilder Richman Resources Corporation
340 Pemberwick Road
Greenwich, Connecticut 06831

RE: **Secured Income, L.P.**
          Form 10-K for the period ended December 31, 2007
          Filed April 15, 2008
          File No. 0-17412

Dear Mr. Ludeke:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Daniel L. Gordon
                Branch Chief